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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7 )*

                             BAY COMMERCIAL SERVICES
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    072201106
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ] Rule 13d -1(b)

       [ ] Rule 13d -1(c)

       [ ] Rule 13d -1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  072201106                                Page    2    of    6   Pages
         -------------                                   -------    ------

                                       13G


--------------------------------------------------------------------------------

  1        NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bay Commercial Services Employee Stock Ownership Plan (E.I.N. 94-2685953)


  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) ___
           (b) ___
--------------------------------------------------------------------------------

  3        SEC USE ONLY

--------------------------------------------------------------------------------

  4        CITIZENSHIP OR PLACE OF ORGANIZATION
           California, U.S.A.

--------------------------------------------------------------------------------


      NUMBER OF          5      SOLE VOTING POWER
        SHARES                  None
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY
         EACH
      REPORTING
        PERSON
        WITH:           --------------------------------------------------------

                         6      SHARED VOTING POWER
                                None

                        --------------------------------------------------------

                         7      SOLE DISPOSITIVE POWER
                                155,096
                        --------------------------------------------------------

                         8      SHARED DISPOSITIVE POWER
                                None

                        --------------------------------------------------------

  9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           155,096

--------------------------------------------------------------------------------

  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------

  11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           14.35%

--------------------------------------------------------------------------------


  12       TYPE OF REPORTING PERSON (See Instructions)
           EP

--------------------------------------------------------------------------------


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Item 1(a).     Name of Issuer:


               Bay Commercial Services


Item 1(b).     Address of Issuer's Principal Executive Offices:


               1495 East 14th Street


               San Leandro, CA  94577


Item 2(a).     Name of Person Filing:


               The Bay Commercial Services (the "Company") Employee Stock Ownership Plan (the "ESOP" or the "Plan").


Item 2(b).     Address of Principal Business Office:


               1495 East 14th Street


               San Leandro, CA  94577


Item 2(c).     Citizenship:


               The Company is a California corporation.


Item 2(d).     Title of Class of Securities:


               No par value Common Stock.


Item 2(e).     CUSIP Number:


               The Company's CUSIP Number is:  072201106.


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a)    [ ] Broker or dealer registered under section 15 of the
                      Act (15 U.S.C. 78o).

           (b)    [ ] Bank as defined in section 3(a)(6) of the Act (15
                      U.S.C. 78c).

           (c)    [ ] Insurance company as defined in section 3(a)(19) of
                      the Act (15 U.S.C. 78c).

           (d)    [ ] Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C 80a-8).

           (e)    [ ] An investment adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E);

           (f)    [X] An employee benefit plan or endowment fund in
                      accordance with Section 240.13d-1(b)(1)(ii)(F);

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           (g)    [ ] A parent holding company or control person in
                      accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h)    [ ] A savings associations as defined in Section 3(b) of
                      the Federal Deposit Insurance Act (12 U.S. C. 1813);

           (i)    [ ] A church plan that is excluded from the definition of
                      an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C 80a-3);

           (j)    [ ] Group, in accordance with Section
                      240.13d-1(b)(1)(ii)(J).


Item 4. Ownership.


           (a)        Amount Beneficially Owned:


                      155,096 shares (1)


           (b)        Percent of Class:


                      14.35% (1)


           (c)        Number of Shares as to Which the Administrative Committee
                      (2) has:


                      (i)        Sole power to vote or to direct the vote:


                                 None (3)


                      (ii)       Shared power to vote or to direct the vote:


                                 None


                      (iii)      Sole power to dispose or to direct the
                                 disposition of:


                                 155,096 (1)(4)


                      (iv) Shared power to dispose or to direct the disposition of:


                                 None


Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 240.13d-3(d)(1).


(Notes appear on next page.)

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(1)        All shares of Company Common Stock and other assets of the ESOP are held in a trust, of which Union Bank of California serves as trustee (the "Trustee"). Numbers presented are based on the report of the ESOP Trustee as of December 31, 1998. At December 31, 1998, the ESOP held 155,096 shares of Company Common Stock for the benefit of employees (also referred to herein as "participants") of the Company and its wholly-owned subsidiary, Bay Bank of Commerce (the "Bank"). At that date, all of the shares held by the ESOP were allocated to the accounts of participants. The ESOP Administrative Committee has the power to vote any shares unallocated to the accounts of participants and directs the Trustee in the investment and disposition of all Plan assets.

(2) The ESOP Administrative Committee is composed of three (3) individuals: Richard M. Kahler, President and Chief Executive Officer of the Company and the Bank, Dimitri Koroslev, Director of the Company and Chairman of the Board of Directors of the Bank and Kay Tropiano, Operations Officer at the Bank's Hayward, California branch.


(3) ESOP participants have the right to vote shares of Company Common Stock allocated to their ESOP accounts. Under the Plan, the Administrative Committee directs the voting only of unallocated shares. At December 31, 1998, there were no unallocated shares held by the ESOP.


(4) The Administrative Committee directs the Trustee with respect to the investment, distribution and disposition of all assets held by the ESOP, including shares of Company Common Stock.


Item 5.        Ownership of Five Percent or Less of a Class.


               Not applicable.


Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.


               See Item 4, above and the notes thereto.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.


               Not applicable.


Item 8.        Identification and Classification of Members of the Group.


               Not applicable.


Item 9.        Notice of Dissolution of Group.


               Not applicable.

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Item 10.       Certification.


               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1999


BAY COMMERCIAL SERVICES EMPLOYEE STOCK OWNERSHIP PLAN




/s/ Richard M. Kahler
-------------------------------
Signature
By:     Richard M. Kahler,
        President and Chief Executive Officer
        of the Company;  Member of ESOP
        Administrative Committee


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